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FORM 12b-25	SEC FILE NUMBER
333-229310

CUSIP NUMBER
NOTIFICATION OF LATE FILING	G9T21P102

(Check one):	☐	Form 10-K	☑	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

United World Holding Group Ltd.
Full Name of Registrant

Former Name if Applicable

28 Dongjiaomin Lane, Tower 1, Suite 3-AP301, Dongcheng District
Address of Principal Executive Office (Street and Number)

Beijing, China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

United World Holding Group Ltd. (the “Registrant”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Report”) by the prescribed date without unreasonable effort or expense, because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The original filing date applicable to the Registrant was April 30, 2020. On April 30, 2020, due to the impact of the COVID-19, the Registrant filed a report of foreign private issuer on Form 6-K to extend the filing date to June 15, 2020, pursuant to the order promulgated by the Securities and Exchange Commission on March 4, 2020 in Release No. 34-88318 relating to the Securities Exchange Act of 1934, as amended, as modified on March 25, 2020 in Release No. 34-88465. However, due to further delay experienced by the Registrant in finalizing its financial statements and other disclosures in the Report, the Registrant is still in the process of compiling required information to complete the Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the fiscal year ended December 31, 2019 to be incorporated in the Report. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Report no later than June 30, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Hong Wang	+8610	6524 4432
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			☑	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United World Holding Group Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2020	By:	/s/ Hong Wang
Name: Hong Wang
Title: Chief Executive Officer

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